

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 6, 2008

Glen L. Halpryn
Chief Executive Officer
Getting Ready Corporation
4400 Biscayne Boulevard, Suite 950
Miami, FL 33137

>**RE: Getting Ready Corporation**
>**Preliminary Information Statement on Schedule 14C**
>**Filed March 6, 2008**
>**File No. 0-51314**

Dear Mr. Halpryn:

    We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

>Sincerely,

>Larry Spirgel
>Assistant Director

cc: via facsimile
    Michael Francis
    Akerman Senterfitt